Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                January 11, 2018


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1695
        BofA Merrill Lynch Tax Reform Beneficiaries Portfolio, Series 1
                       File Nos. 333-221345 and 811-03763
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Dear Mr. Bartz:

     This letter responds to your comment letter of December 1, 2017 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1695, filed on November 3, 2017 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the BofA Merrill Lynch Tax Reform Beneficiaries Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. Since the first paragraph of this section states that the stocks in the portfolio were selected using a list of stocks included in the BofA Merrill Lynch Tax Reform Report, and the name of the trust references the Tax Reform Report, please disclose a policy to invest at least 80% of the value of the trust's assets in stocks included in the list of stocks provided in the Tax Reform Report. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940.

     Response: The prospectus has been revised in accordance with this comment.

     2. The second paragraph of this section states that the trust may include securities of non-U.S. companies. Please explain to us whether the trust may also include securities of issuers located in emerging market countries and, if so, provide corresponding disclosures in the discussions of the trust's principal investment strategies and principal risks.

     Response: The trust does not intend to invest in emerging market countries. As a result, the prospectus has not been revised.

Investment Summary -- Security Selection

     3. The first sentence of this section states that the trust's initial universe is the S&P 500. Since the S&P 500 includes companies with market capitalizations as low as $2.3 billion, please disclose in the "Principal Investment Strategy" section that the trust may invest in small capitalization companies, and provide corresponding risk disclosure in the discussions of the trust's principal risks.

     Response: The prospectus has been revised in accordance with this comment.

     4. This section provides eight bullet points that include some of the criteria used by the Tax Reform Report to select companies in the S&P 500 that could benefit from lower U.S. corporate income tax rates or a tax repatriation holiday. Please revise these bullet points to clearly state whether the criteria described "includes" or "excludes" these companies (e.g., "Include companies with over 90% of sales generated in the U.S.").

      Response: The prospectus has been revised in accordance with this comment.

     5. Please clarify the fourth and fifth bullet points in this section by explaining what is meant by "[i]f available."

     Response: The prospectus has been revised in accordance with this comment.

     6. The eighth bullet point in this section references companies with "high foreign sales and high total cash representing their market capitalization (if not disclosed)." Please clarify what is meant by this bullet point, and provide a definition for "high" in each instance.

     Response: These criteria will not be used for the final portfolio and the bullet point has been removed from the prospectus.

     7. Please correct the typographical error in the second paragraph of this section, which states that the Tax Reform Report selects companies "stating with companies included in the S&P 500." (Emphasis added.)

     Response: The prospectus has been revised in accordance with this comment.

Investment Summary -- Principal Risks

     8. Please provide a risk stating that the proposed corporate tax reform legislation that is the basis for the Tax Reform Report may not be enacted by Congress, either in part or in its entirety. Please also describe the risks that this failure may pose for the trust's investments in companies that were identified by the Tax Reform Report as likely beneficiaries of this legislation. Finally, please provide a risk stating that, even if the proposed corporate tax reform legislation is enacted, the stock selection criteria used in the Tax Reform Report may not produce the desired investment results.

     Response: In light of the passage of the corporate tax reform legislation, the prospectus has not been revised to include a risk factor regarding the potential failure of the legislation. The prospectus has been revised to remove references that the reform is proposed and to include a risk factor regarding the stock selection criteria.

GENERAL COMMENTS

     9. Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

     Response: The Trust has not submitted, nor does it expect to submit, any exemptive applications or no-action requests with the staff in connection with the registration statement.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren